Exhibit 99.1

SIGMA LITHIUM CORPORATION

(FORMERLY SIGMA LITHIUM RESOURCES CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Registered Office:

Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

Introduction

The following interim management’s discussion and analysis (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2021. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2020 and 2019, together with the notes thereto, and the unaudited condensed interim financial statements for the three and nine months ended September 30, 2021, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all the information required for full annual financial statements required by IFRS. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as of November 16, 2021, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Company’s Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares (“Common Shares”); (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Unless inconsistent with the context, references in this MD&A to the “Company” are references to the Company and its subsidiaries.

Further information about the Company and its operations is available on the Company’s website at www.sigmalithium.ca or at www.sedar.com (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 2 (Barreiro) Update of the NI 43-101 Technical Report on Feasibility Study” (the “Updated Feasibility Study Report”), dated July 15, 2021, and with an effective date of July 15, 2021.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

Company Business

The Company, through its indirectly wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), is developing, with a strategy focused on environmental sustainability, the largest hard rock lithium deposits in the Americas, located in its wholly-owned Grota do Cirilo Project in Brazil (the “Project”). The Project will be vertically integrated, as the Company´s own mining operations will supply spodumene ore with exceptional mineralogy to its lithium production and processing plant (the “Production Plant”). The Production Plant is designed to be environmentally friendly, fully automated and digitally controlled separating, purifying and concentrating the spodumene in an environmentally friendly process to produce high purity 6% battery grade lithium concentrate (“Battery Grade Green and Sustainable Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”).

The Production Plant is planned to have two separate production lines with similar processing flowsheets, which are projected to share certain elements of a common plant infrastructure. The first phase of production for the Project (“Production Phase 1”) is the subject of the feasibility study analysis included in the Updated Feasibility Study Report. It will initially utilize as feedstock spodumene from the Project’s Xuxa deposit (the “First Mine”). Its detailed design has been completed and the capital expenditures are being confirmed with firm quotes by suppliers to reach FEL-3 stage of precision.

The next production phase of the Project (“Production Phase 2”) has been the subject of the preliminary economic assessment (the “PEA”) included in the Updated Feasibility Study Report, and could potentially increase production utilizing feedstock from the Project’s Barreiro deposit (the “Second Mine”).

Based on the Updated Feasibility Study Report, the Company plans to produce 220,000 tonnes per year of Battery Grade Green and Sustainable Lithium (33,000 tonnes per year of lithium carbonate equivalent (“LCE”)) in Production Phase 1 and expects to be amongst the world’s lowest cost producers.

The Company completed the PEA with the objective of potentially responding to a significant increase in demand from its customers and solidifying its unique market position as a future supplier of Battery Grade Green and Sustainable Lithium. As reflected in the Updated Feasibility Study Report, the PEA projects significant economies of scale for Production Phase 2 (if warranted, following completion of the ongoing feasibility study), resulting from the low capital expenditure (“CAPEX”) of adding a second environmentally-friendly lithium processing line and vertically integrating it to the Project, mining an average of 1.68 million tonnes (“Mt”) per year during approximately 12.7 years of projected mine life.

The Company also commenced a further feasibility study for Production Phase 2 contemplating the addition of a second processing line with similar capacity of 220,000 tonnes per year of Battery Grade Green and Sustainable Lithium from Production Phase 1 (once onstream in 2022), therefore potentially doubling the Project total capacity to 440,000 tonnes per year (66,000 tonnes per year of LCE) of Battery Grade Green and Sustainable Lithium. Production Phase 2 is expected to benefit from economies of scale by utilizing most of the Production Plant infrastructure established for Production Phase 1.

This approach is the result of a thorough review of the Company´s strategic priorities in light of the significant change in lithium market conditions and aims to significantly increase both the scale of the Project and its commercial and market importance on three fronts: future production, scale of mineral resources and of mineral reserves, all the while maintaining its battery grade green lithium products and the Company’s strategic leadership in environmental, social and governance (“ESG”) in the lithium supply chain.

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. The Company has not yet made a production decision in respect of the Second Mine. The economic viability of the Mineral Resources of the Second Mine has not been demonstrated. The Company expects that it will assess the results of a preliminary feasibility study and a definitive feasibility study before making a production decision in respect of the Second Mine.

The Company is accelerating its site exploration activities for the Project with the goal of increasing the Project mine life or potentially increasing production at expanded production levels in Production Phase 2, if warranted after completing the ongoing feasibility study or a third production expansion phase (“Production Phase 3”) if warranted following completion of further feasibility study.

The Production Plant has a lithium processing design that is proprietary and includes dense media separation (“DMS”) technology which does not utilize hazardous chemicals in the separation and purification of the lithium. The Company will apply a customized algorithm developed to contemplate the specificities of the mineralogy in each of the Company’s mines to digitally control the dense media levels in the Production Plant.

In addition, the Production Plant will be 100% powered by clean energy and it will use water efficiently, while preserving land ecosystems when production scales. As a result of state-of-the-art recirculation and tailings management circuits:

•	the tailings will be dry stacked (and therefore will not create a mud tailings dam). Because the DMS technology of the Production Plant does not utilize hazardous chemicals, the dry-stacked tailings materials could also be entirely recyclable as feed for ancillary industries, such as ceramics

•	the water utilized in the production process is 100% recirculated into the plant. Approximately 10% of the water is either lost or evaporates, with 90% of water consumed in the production process reutilized back into the Production Plant, achieving a high level of water efficiency

As reflected in the Updated Feasibility Study Report, SGS Canada Lakefield (“SGS”) and Primero Group Ltd (“Primero”) conducted additional metallurgical test work of variability testing with sampled material from the First Mine for the re-validation of the recoveries obtained by DMS for Production Phase 1 reflected in the Updated Feasibility Study Report, including the validation of equipment efficacy in scaling up the capacity of the Production Plant.

Since the fourth quarter of 2018, Sigma Brazil has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant and has shipped samples to potential customers for product certification and testing (the “Demonstration Plant”). This demonstration production has been an important part of the successful commercial strategy of the Company for its Battery Grade Green and Sustainable Lithium.

The Company expects to submit a net zero execution plan to achieve its emission reduction targets after its second year of full operations, expected to be in 2024, partly as a result of its strategic decision to decrease emissions through the introduction of biofuels to fuel the trucks and other heavy equipment of the mining fleet starting in the second year of production. The Company also plans to pursue generation of carbon credits through “in-setting” strategies such as preserving water streams and developing the agroforestry systems within its regional ecosystem. As part of that strategy, the Company is studying future partnerships with generators of renewable power for self-generation of the electricity required to power the Production Plant.

In order to secure a leading position supplying environmentally sustainable lithium for the next generation of EV supply chains, the Company has adhered consistently to the highest principles and standards of ESG practices, which were established as part of its core purpose at inception in 2012. As a result, the Company has undertaken an ESG-centric management strategy, whereby its environmental and social sustainability purposes determine its strategic steps.

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

The Company commissioned an assessment of its net carbon footprint, conducting an independent ISO 14000 compliant audit of its life cycle analysis together with an independent expert validation of its carbon credits generated by its internal preservation, reforestation, and compensation forestry programs as well as its renewables generation plans. The Company expects to complete this workstream during the first quarter of 2022.

Lithium Properties and Location

The Project comprises four properties owned by Sigma Brazil: Grota do Cirilo (the area of the Project where the First Mine and Second Mine are located), and the Sao Jose, Genipapo and Santa Clara properties. The Project consists of 27 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 191 km2. Within the Project area there are nine past producing lithium mines and 11 first-priority development targets.

The Project is located in the northeastern part of the state of Minas Gerais, in the municipalities of Araçuaí́ and Itinga, approximately 25 km east of the town of Araçuaí́ and 600 km northeast of Belo Horizonte, the state capital. The Project is approximately 500km from the Port of Ilheus, from where samples have been shipped for product certification and testing and from where future production is planned to be shipped.

Highlights of Project Development and Operations

Offtake Agreement Term Sheet for Future Lithium Production

On October 6, 2021, the Company announced the signing of a binding term sheet for an offtake agreement on a “take or pay” basis (the “LGES Offtake”) for the sale of up to 100,000 tonnes per year of Battery Grade Green and Sustainable Lithium to LG Energy Solution, Ltd (“LGES”), one of the world’s largest manufacturers of advanced lithium-ion batteries for EVs.

The six-year LGES Offtake starts with 60,000 tonnes per year in 2023 (during Production Phase 1) and is expected to increase to 100,000 tonnes per year from 2024 to 2027 (the “Guaranteed Take-or-Pay Quantity”), subject to the Company and LGES executing mutually acceptable definitive documentation to implement the LGES Offtake. The Company and LGES are also to negotiate each year, starting in 2022, an additional optional supply of Battery Grade Green and Sustainable Lithium (the “Optional Offtake Quantity”), not otherwise committed by the Company in other offtake arrangements, as per the table below.

	2022	2023	2024	2025	2026	2027
Guaranteed Quantity (in dry metric tonnes)	0	60,000	100,000	100,000	100,000	100,000
Optional Quantity (in dry metric tonnes)	15,000	15,000	50,000	50,000	50,000	50,000

The purchase price for the Battery Grade Green and Sustainable Lithium under the LGES Offtake will be floating and linked to prevailing prices in the industry for long term supply contracts of high purity lithium hydroxide during its term.

Mobilization for Construction

The Company continues to advance toward initiating commercial production in 2022. On November 9, 2021, the Company announced that it is mobilizing its workforce and equipment on site for construction of the Production Plant. This stage comprises the earthworks necessary for installation of the Production Plant and infrastructure foundations. It is expected that approximately one million cubic meters of soil/subsoils will be moved, employing a workforce of approximately 180 personnel. Completion of this stage is expected within three months.

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

Operational Workstreams Overview

The Company successfully completed several workstreams involved in the pre-construction of the Project within its schedule and budget parameters. In 2021, the Company reached major milestones towards engineering and construction, despite challenging circumstances created by the COVID-19 pandemic.

The Company is managing three interconnected workstreams aimed to develop the Project as a whole:

1.	The completion of detailed engineering and execution and management of construction activities for Production Phase 1 and the Production Plant

2.	The completion of the feasibility study of Production Phase 2, aimed at a potential production expansion

3.	The continued exploration and expansion of the Project’s estimated mineral resources, with the objective of increasing the Project’s mine life and/or a potential Production Phase 3 expansion scenario

In relation to the Production Phase 1 workstream, the Company expects Front-End Engineering and Design (“FEED”) to be finalized in the fourth quarter of 2021. The revised CAPEX estimation is ongoing and final CAPEX with a Project Execution Plan (“PEP”) is also expected to be complete in the fourth quarter of 2021. Subsequently, Board approval for the Production Phase 1 construction plan could be made formalizing a final investment decision. Immediately thereafter, the Company would place orders for long lead items and reserve manufacturing slots with the key vendors whose equipment is part of the construction critical path. Contracts for earthmoving, civil construction, and the orders for long lead items, will be paid for with funds already in the Company treasury and currently earmarked for construction.

Following the successful conclusion of the first phase of FEED, Promon Engenharia Ltda. (“Promon”) and Primero will remain engaged by the Company and continue to focus on negotiating and securing long lead items for the construction of the Production Plant. The Company is currently negotiating an agreement for the engineering, procurement, and construction management (“EPCM”) of the Production Plant and associated infrastructure with both engineering firms. The Company is also in negotiations with two finalist mining contractors to build and operate the First Mine at the Project.

The Company continued to demonstrate the unique extent and high-purity quality of its hard rock lithium mineralization at the Project and its commercial and market relevance by having significantly advanced its strategic goals on three fronts: short term production scheduled for 2022, the viability of a near-term production expansion contemplated for 2023, and the determination of the ultimate extent of mineral resources at the Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

Detailed Engineering and Conclusion of Pre-Construction Activities for the Production Plant

The FEED work progressed well in the third quarter. Key achievements during this period include:

•	Material Take-Offs (“MTOs”) and revised equipment lists issued for CAPEX updates

•	Detail of the MTOs issued and revisions in all lay-out drawings

•	3D Model 30% progress review completed for the DMS plant and crushing circuit. Modelling effort for the FEED phase is effectively completed

•	Detail design schedule issued for review

•	Carried out constructability review of DMS plant and completed tables outlining required construction sequence

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

•	Larger crushing equipment (Primary, Secondary and Tertiaries) was defined and incorporated in current design

•	Adjustment of the associated equipment, platework, steel and concrete

Promon continued to organize meetings with vendors for various critical packages as per the Company’s request to optimize the number and ordering of long lead times.

The PEP in progress contemplates a procurement strategy formulated to derive maximum CAPEX effectiveness, protecting shareholder returns. This workstream is currently being led by the Company’s Project management team, Promon and TSX Advisors Ltda. (“TSX Advisors”), a consulting company specializing in domestic and global procurement, including equipment and import logistics to Brazil.

Production Plant EPCM

The design related activities of the Production Plant have been completed, aiming to ensure a rapid start to the Project following a final investment decision. All designs completed include consideration for a future parallel Production Phase 2 plant.

The related infrastructure design is complete. All long lead items have been identified and are currently being negotiated and secured. Discussions are being held with vendors to reduce delivery times and establish requirements to reserve manufacturing slots.

The Company is in contract negotiations to engage Promon as the EPCM contractor for Project execution and Primero to provide engineering services for the Production Plant, equipment and field services during construction.

The work breakdown outlining the division engineering and design between Promon and Primero during the Project execution stage is to be as follows:

DIVISION OF RESPONSIBILITIES
WBS* ITEM	AREA	DESCRIPTION	DETAIL ENGINEERING
100	SITE WIDE	Bulk Earthworks	PROMON
200	CRUSHNG	Civil/Concrete	PRIMERO
		Structural Steel	PRIMERO
		Mechanical Equipment	PRIMERO
		Piping	PRIMERO
		Platework	PRIMERO
		Elect, Instr & Control	PRIMERO
		Communications	PROMON
300	WET PLANT	Civil/Concrete	PRIMERO
		Structural Steel	PRIMERO
		Mechanical Equipment	PRIMERO
		Piping	PRIMERO

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

DIVISION OF RESPONSIBILITIES
WBS* ITEM	AREA	DESCRIPTION	DETAIL ENGINEERING
		Platework	PRIMERO
		Elect, Instr & Control	PRIMERO
		Communications	PROMON
600	INFRASTRUCTURE	Power/Water/Buildings/Etc.	PROMON
700	MINING	Mining General	MINING CONTRACTOR
		Mining Facilities	MINING CONTRACTOR

*Work Breakdown Structure

Detailed engineering will be developed in a collaborative manner between Promon, Primero and the Company using the FEED documents that will be revised and/or new documents to be developed as applicable, considering the division of responsibilities defined in the document.

The responsibility for the development of detailed design of Area 700 - Mining (as per table above) will be divided between the mining engineering subconsultant and mining contractor, who will be also responsible for haul roads design. Promon will only develop the design of the access roads.

Procurement services considered under the EPCM contractor’s scope encompass the phases of supplier list definition (together with the Company): request for quotation, tabulation of commercial proposals, commercial negotiations and issuance of purchase recommendation, kick-off meeting with the chosen supplier, expediting of supplier documentation during the project period and management of the company contracted by the Company expediting and inspecting the supplies and receiving on the field, as detailed in the activities below.

The following items describe the activities to be developed by the Company, in conjunction with Promon's construction and safety management team, throughout the execution of the construction:

•	Manage the execution and certify the quality of the execution of the Project

•	Analyze, criticize and propose containment, prevention and correction measures, continuously and proactively, for the management of the entire implementation of the Project (covering all aspects of Health & Safety, environment, quality, schedule, costs and scope)

•	Manage the expediting of supply processes, to be executed by a specialized company to be hired by the Company

•	Manage the quality of the Project implementation

•	Coordination of commissioning activities, together with assembly contractors and equipment and systems suppliers, testing and delivery of the Project

•	Manage, supervise and enforce labor, social security and tax standards and the client's specific corporate and specific standards with contractors: occupational safety and health, environmental, technical, others

Commissioning and Startup

Promon’s scope includes the Project future commissioning and startup management, with the support of the Company's operational team, equipment suppliers and assembler, including the following activities:

•	Preparation of commissioning and testing procedures of the implemented facilities and systems

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

•	Monitoring of commissioning tests and analysis of the respective issued reports

•	Identification, registration and communication of non-conformities related to commissioning and tests procedures

•	Monitoring and updating the backlog

•	Control of commissioning tests reports issuance

•	Expediting, together with the contractors, the sending of the data-books, available for the pre-operational phase

•	Coordination of interfaces between contractors.

Primero’s assistance will be secured for commissioning.

Capex Estimation (IPA Front End Loading FEL-3)

Promon is currently undertaking a series of engineering tasks to prepare a comprehensive CAPEX estimation at FEL-3 level of confidence for the Production Plant (with FEED documentation), including overall planning of the Project, 3D models, the bulk site earthworks and site layouts. Promon will develop the following items: (i) ROM pad, including retaining wall structures, (ii) Settlement ponds, (iii) Site Wide Bulk Earthworks, including the following areas: Greentech process circuits and infrastructure, crushing facility, and water capture, (iv) General site drainage.

Mining

The responsibility for the development of detailed engineering of mining related infrastructure will be divided between the mining engineering subconsultant and mining contractor, that will also be responsible for haul roads design.

Promon is to complement this scope, developing the engineering and design of: (i) mining general - access roads, (ii) mining infrastructure and services - fire hydrants, (iii) fuels storage and distribution.

Pre-Construction Outlook for First Mine (Production Phase 1)

The First Mine will supply 100% of the feedstock for the Production Plant during Production Phase 1, creating a fully integrated and low-cost operation. The Company and GE21 Consultoria Mineral (“GE21”) are in the process of completing a final scenario for an optimized mine design for the First Mine to supply the Production Plant for eight years, potentially integrating with an eventual Second Mine (should its feasibility study so warrant) as the feedstock for the production of Battery Grade Green and Sustainable Lithium.

The Company has successfully completed several critical workstreams involved in the pre-construction of the First Mine within the scheduled and budgeted parameters. This includes all activities required for the geotechnical validation at detailed engineering level, as well as critical hydrogeological analysis and validation (including the installation of 12 piezometers for ongoing monitoring).

The Company is currently optimizing the mining plan with two pit layouts under consideration, including preparation of detailed mine production sequencing.

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Sigma Lithium Corporation
Interim Quarterly Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2021
Discussion dated: November 16, 2021

These validations at detailed engineering confidence levels were initiated as a result of the Company’s ESG-centered strategy. A key element of the environmental strategy for Production Phase 1, as detailed in the Updated Feasibility Study Report, was the decision to open the First Mine as two separate pits to preserve the Piauí river’s seasonal “stream” and its surrounding ecosystems (collectively, the “Piauí”). This decision was a result of the Piaui´s pivotal role in providing the only source of freshwater for the surrounding communities for four to five months of the year during the rainy season (the Project is located within a semi-arid region with extended dry season). The following workstreams of the pre-construction for the First Mine have been completed:

•	Completed 100% of geotechnical workstreams and refined North and South pit designs and pit wall slopes of the First Mine. Completed 100% of geotechnical modeling and analysis. All planned additional geotechnical holes were successfully drilled with core orientations targeting all wall orientations (i.e. hanging wall, end walls, and footwall).

•	The Company, GE21 and MDGEO Hidrogeologia e Meio Ambiente (“MDGEO”) completed 100% of hydrogeological workstreams. The Company decided to conduct a hydrogeology detailed assessment and complete a model of groundwater pathways to increase confidence that, in the scenario of climate change substantially altering rainfall patterns in the region (increasing seasonal water flows at the Piaui), the Company would be equipped with information to determine the most suitable pit dewatering methodology. Piezometers were installed for ongoing analysis of data for subsequent geo-hydrogeological modelling during the first year

•	The Company and GE21 are in the process of completing a final scenario for an optimized mine design for the First Mine. It has the benefit of enhancing the life cycle analysis of the Project by substantially decreasing its carbon footprint by: (i) decreasing the vegetation suppression of trees in the construction of the pit to less than 50 hectares and (ii) segregation of mine waste piles and processed tailings with the goal of future recycling as feed for ancillary industries, promoting a circular economy

•	The following pre-construction activities have been concluded for the First Mine:

o	Completed the strategic monthly mining sequencing plan for the first three years of the life of mine, then quarterly for year four and annually for the remaining years

o	Completed the design of final pit (with final operating parameters: berm, ramp, ultimate wall slope angles)

o	Developed a comprehensive grade control program utilizing geostatistical methods to ensure feed grades are maintained within the expected range. The proposed grade control system will be designed to minimize schist waste rock dilution with the pegmatite ore recovery in pit

o	Finalization of the waste piles design

o	Designing the ROM pad for Production Phase 1 together with Promon

Preliminary Economic Assessment, Pre-Feasibility and Feasibility Studies for Increased Scale in Production Phase 2

The Company continues to advance multiple Project workstreams in geology, geotechnical, metallurgical, environmental and regulatory permitting with the objective of preparing for Production Phase 2 after 2023. The Company completed the PEA for the Second Mine and Production Phase 2, filing the Updated Feasibility Study Report on July 15, 2021. The PEA contemplated utilizing as feedstock the spodumene ore from the Second Mine (Barreiro Mine) with the objective of significantly increasing production.

The Company has engaged SGS, Primero and GE21 to build on the results of the PEA and prepare pre-feasibility and feasibility studies for Production Phase 2, adding to the Production Plant a second similar DMS processing line with capacity of 220,000 tonnes per year (33,000 LCE) of battery grade high purity lithium concentrate. The results of the various workstreams are planned to be completed in stages. Following the PEA, the pre-feasibility study is to be completed during December 2021.

The PEA demonstrated the significant cost benefit of vertically integrating a second production line and utilizing as feedstock spodumene ore from the Second Mine, potentially mining an average of 1.68Mt per year during 12.7 years of mine life.

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Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	The Second Mine is the Project’s largest deposit. It is a high-purity, high-grade lithium deposit, with 19.58Mt of measured and indicated mineral resources at 1.43% Li2O and 1.76Mt of inferred mineral resources at 1.45% Li2O suitable for open pit mining

•	Additional drilling continues seeking to both increase the mineral resource and to strengthen the geological data for the mineral resource model

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. The Company has not yet made a production decision in respect of the Second Mine. The economic viability of the Mineral Resources of the Second Mine has not been demonstrated.   The Company expects that it will assess the results of a preliminary feasibility study and a definitive feasibility study before making a production decision in respect of the Barreiro deposit.

The Company and Primero completed all the metallurgical and variability pre-feasibility test work at SGS laboratories with the aim of customizing a flowsheet for the processing line of Production Phase 2 with the Barreiro deposit.

•	The heavy liquid separation testing results achieved 66% Li2O recovery

•	This was followed by pilot plant scale DMS metallurgical testing, which achieved 60.7% Li2O recovery producing a battery grade concentrate of 6.11% Li2O

•	The processing and metallurgy tests achieved good lithium recoveries in an environmentally friendly DMS plant, with similar flowsheet (and capital costs) to the first production line, without requiring a more capital-intensive and less environmentally friendly flotation process.

•	These DMS recoveries are a result of the Second Mine having a similar exceptional mineralization to the First Mine

The Company completed all field work for the preparation of a Phase 2 pre-feasibility study, including geotechnical drilling and hydrogeology test work. Following the completion of the additional drilling program, GE21 will complete the mining plan, geotechnical program and modelling of the Barreiro deposit. The field work required for the hydrogeological section of the pre-feasibility study has been completed, as all groundwater level measurements have been completed.

Environmental Impact Study for Phase 2 Production

The Company conducted detailed environmental impact studies for the fauna and the flora in the area of the Barreiro deposit where the pit and waste piles will be located. These studies started in the dry season of the second quarter of 2020 and continued throughout the wet season during the third and fourth quarters of 2020. The environmental impact studies as well as a comprehensive environmental and social impact assessment report (“EIA/RIMA”) are ongoing by the Company.

The design proposed by the Company in the EIA/RIMA for the area directly impacted by the Project (the “Project Impacted Area”) has followed the Company´s ESG-centric approach to minimize distances by combining the minimization of greenhouse gas emissions of diesel in mining trucks with a minimization of semi-arid bush and vegetation suppression. Therefore, the Company contemplated the location of its processing tailings dry stacking piles in the vicinity of the Production Plant. As a result, the life cycle analysis of the Company is substantially enhanced, decreasing environmental and carbon footprints.

Once the EIA/RIMA is approved by regulators, a permit for the construction and installation of the Second Mine (LP/LI) as well as operation permits from environmental authorities will be required.

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Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Exploration & Development of Other Deposits in the Project Area

The Company is accelerating its site exploration activities for the Project with the goal of potentially increasing the Project mine life at the expanded production levels of 440,000 tonnes per year of Production Phase 2 or potentially increasing production output after 2024 in a third production phase should EV penetration growth continue to accelerate, and lithium demand forecasts continue to demonstrate strength. The objective of the exploration program is to substantially increase estimated mineral resources during the first quarter of 2022.

The Company’s dedicated geological teams and SGS Canada are carrying out an exploration program to determine the ultimate extent of the property mineralization and more rapidly increase the scale of estimated mineral resources, while demonstrating the uniqueness of the high-purity quality of its hard rock lithium mineralization.

•	The Company has continued to conduct a campaign to diamond drill the remaining 10,000 meters (in a campaign targeting 20,000 meters) to further define current mineralized structures validated in the Updated Feasibility Study Report, increasing the scale of known deposits

•	In addition, it has focused on five other targets, previously identified by historical mining and surface trenching

This geology workstream did not impact the Phase 1 Production pre-construction workstreams as it is managed by a separate geological team. This geological team is currently operating with five drill rigs on two shifts and adding a sixth rig in Q4 2021.

•	Additionally, the Company´s geological teams continued to evaluate the potential of known deposits that were not included in the mineral resource estimate in the Updated Feasibility Study Report. Two deposits with significant potential were targeted with diamond drilling campaigns

•	The Company focused the 2021 drilling campaign in an area with pegmatite surface exposure that returned promising results in the 2018-2019 drilling program. This regional exploration program, of drilling designed to test the target object was very positive, totaling 6538m in 47 positive holes. An additional 5,000m of drilling will be made, totaling 11,537m by the end of 2021. The drilling will be completed on 100m x 50m spacing along a 500m open strike and middle portion of the pegmatite dyke.

ESG & Sustainability

As a result of the ESG-centered strategy of the Company, sustainability considerations and actions are incorporated into the various workstreams. Consistent with the Company’s leadership in ESG within the lithium industry, the Company has demonstrated its alignment with the Paris Climate Accord and expects to submit an execution plan to achieve its emission reduction targets after its second year of full operations, expected to be in 2024.

Corporate Governance

The Company has elevated Ana Cabral-Gardner from her role as Chief Strategy Officer to a new role of co-CEO with Calvyn Gardner. In that capacity, she will oversee the Company’s entire breadth of ESG centric activities, heavily centered of achieving the key social sustainability goals. Moreover, she will be focusing on implementation for the environmental and corporate goals to achieve net zero by 2024. Ana will continue to work in close partnership with the Company’s Chief Sustainability Officer, Maria Salum, in environmental strategy, community relations and impact investing in the Vale do Jequitinhonha region, as part of the Company’s comprehensive social responsibility program. Ana will also maintain her previous duties, including overseeing the commercial, business development, corporate finance, regulatory and legal areas.

Page | 11

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Calvyn Gardner, co-CEO, is based full time at the Project site where he continues his pivotal role leading the successful execution of the upcoming construction of the Project as well as ensuring its continued development, with the execution of the workstreams for a potential Production Phase 2 and Production Phase 3, if further validated by respective feasibility studies.

The Company also appointed Felipe Peres to the role of Chief Financial Officer.

Creation of Environmental Sustainability and Social Impact Board Committee

An ESG Committee was created to assist the Board with its ESG centric strategy. The committee has been specifically renamed “Environmental Sustainability and Social Impact”. Ana Cabral-Gardner and Marcelo Paiva were appointed as co-Chairs of the ESG Committee. Maria Salum, Chief Sustainability Officer will act as senior advisor to the ESG committee.

The purpose of the committee is to advise and support co-CEOs Ana Cabral and Calvyn Gardner in determining and implementing the Company’s wide range environmental and social sustainability initiatives, based on the selected sustainable development goals (the “Mission Critical SDGs”) for each of the two aspects of ESG: “E” environmental and “S” social. There are two key initiatives that will be the focus of the Committee:

•	Establishing the Investment Agency (outlined below) which encompasses the coordination of the social programs of the Company

•	Overseeing strategy and coordinating with Board’s Technical Committee to drive the Company to its ambitious net zero 2024 targets (measured as emissions minus carbon credits), within this Decade of Action and 26 years ahead of United Nations’ 2050 targets.

COP26 Participation

The Company’s Co-CEO, Ana Cabral-Gardner, was nominated by a national focal point (NFP) as a representative to the United Nations Convention on Climate Change. She actively participated in the event as a speaker, including a panel on the theme “Circular Economy and the 21st Century City: Unlocking the Social & Environmental Benefits of the Sustainable City,” presenting the Company’s project to recycle tailings from its greentech plant and the ensuing economic development impact for the region. Ana also spoke at the main event/Blue Zone regarding “The Future of ESG Investing: Enabling the Energy Transition to a Net Zero World.”

The Company brought to COP26 in Glasgow, a delegation from Vale do Jequitinhonha, where the Company’s operations are located, to participate in person as guests in the investment track of COP26, hosted by the World Climate Fund from Denmark. Vale do Jequitinhonha has one of the lowest Human Development Indexes (HDI) in Brazil (0.66 compared to the national average of 0.76). The mission of the delegation was to disseminate to the communities the key environmental and social learnings from the COP-26, as well as to create a plan, in conjunction with the Investment Agency, for the regional cities of Araçuai and Itinga to achieve:

•	Environmentally sustainable development and

•	Net zero by 2040

The Company has also joined (via remote connection) the United Nations High Level Dialogue for Energy Transition that took place in tandem with the General Assembly opening week on September 24th in New York.

Page | 12

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Life Cycle Analysis and Net Zero Strategy

The Company has engaged Minviro Ltd. for the preparation of an independent ISO 14000 compliant life cycle assessment (“LCA”). The Company has engaged BeZero Carbon Ltd for the assessment of the Company´s internal carbon offsetting projects (“in-setting projects”) and advisory on a portfolio of carbon additional in-setting projects and initiatives which the company may undertake in order to deliver its plans to make a robust net zero declaration by 2024.

The objectives of both workstreams are to understand the greenhouse gas emissions associated with the positive activities of carbon sequestering undertaken by the Company, link the results to the overall carbon footprint of existing and planned operations, create an in-setting and offsetting plan for residual emissions and provide an evidence-based assessment for the Company´s net zero targets. The Company will take responsibility for all of its expected scope 1, 2, and 3 emissions, as is the expectation in today’s international carbon accounting environment for maximizing the robustness and defensibility of the Company’s strategy. Net zero targets will be undertaken in two phases: (i) Net zero by 2023: incorporating scope 3 emissions from mine to port of shipment in Brazil; (ii) deliver its plans to make a robust Net zero declaration by 2024: incorporating scope 3 emissions at port of delivery.

The study and the audit are contemplating its production route of Battery Grade High Purity Sustainable Lithium with spodumene mining and lithium purification and concentration production in Brazil. The final ISO 14000 audit report is ongoing and will include: (i) a cradle to grave life cycle inventory and impact assessment to generate impact data for climate change, water consumption, land use and certain impact categories selected by the Company, and (ii) a complete contribution analysis outlining the major inputs contributing to the impact categories.

The Company expects to publish results from the LCA in the first quarter of 2022, including its carbon in-setting and off-setting strategies. The Company plans to adapt to the most up to date norms in the industry, as this is an important pillar of the Company’s plans to develop and maintain a net zero strategy, while the expectations and norms for offsetting and emissions reporting continue to evolve.

Environmental Programs

The Company has ongoing comprehensive environmental and social programs in process, consistent with its leadership role in ESG in the lithium sector and its commitment to sustainable mining.

The social and environmental mitigation programs already initiated in the implementation phase, and that will continue throughout the construction phase, aim to establish actions to proactively mitigate, prevent, control and compensate for the environmental impacts that could be caused by the mining and processing activity to be carried out by the Company once it enters the production phase. These programs and actions, which are described below, are linked to one or more United Nations Sustainable Development Goals (“UN-SDGs”):

•	Ongoing programs and actions initiated in 2020:

o	Solid waste management program

▪	Uses the 5Rs: reuse, rethink, reduce, refuse and recycle

▪	Activities performed:

•	Installation of selective collections

•	Environmental education

•	Control

•	Final destination

Page | 13

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	Plan for the re-utilization of waste and tailings

o	Creation of a regional development agency and the insertion of the territory in the national and international investment agenda, aiming to attract companies to reuse waste with industrial characteristics

o	First stage completed: stakeholder mapping

•	Environmental education program

o	Given the pandemic situation, the Company has been delayed in pursuing this activity as the program was originally planned for schools, which remained closed and classes were suspended during the period. The program is expected to resume in the latter half of the fourth quarter of 2021

o	In an effort to disseminate the program in the community despite pandemic limitations, the Company promoted training for its employees, through lectures and distribution of educational booklets, covering topics such as environment and work safety (ways to minimize environmental impacts, environmental preservation and work safety)

•	Prioritization and professional qualification program for local suppliers

o	Aims to prepare and train personnel to perform functions during the implementation and operation of the project, prioritizing local labor. Select courses include:

▪	Loader Operation: Theory and Practice

▪	Operation of Tractors: Theory and Practice

▪	Basic Instrumentation and Programmable Logic Controller Operation

▪	Processing Plant Operation - Process, Equipment and Safe Operation Concepts

▪	Industrial Mechanical Maintenance

▪	Industrial Electrician

▪	Qualification in Welding Process

▪	Sigma Integration: Safety, Health and Environment

o	Given the “hands-on” nature of the courses mentioned above, all other courses were suspended given the global pandemic except for a course on Forest Nursery

•	Accident prevention and public health program

o	Work hygiene

o	Emergency Plan

o	Traffic Plan

o	Fire Plan - Rock Shredder

o	Respiratory Protection Program

o	Hearing Conservation Program

o	Occupational Health Medical Control Program

•	Social communications program

o	Inform the community about the implementation and operations of the Project

o	Educate about socioeconomic and environmental impacts

o	Identify the community’s concerns and anxieties regarding the impacts of the Project, preventing and guiding the handling of any adverse situations and procedures

o	Strengthen the relationship and communication channels with the community

o	Disseminate to the internal public the procedures and activities aimed at establishing a harmonious and non-conflicting relationship with the communities located in the vicinity of the site

o	Publicize the environmental control and monitoring programs

Page | 14

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	Maintenance and conservation program for permanent preservation areas and legal reserves

o	Maintenance and conservation of the program areas located in the Project Impacted Area must be carried out during the implementation, operations and closure stages of the mine, by applying the following measures:

▪	Isolation / enclosure of the area

▪	Installation of proper signaling

▪	Implementation of the drainage system in the mine area

▪	Implementation of the environmental education program for workers

▪	Conservation of local fauna and flora

▪	Restoration of vegetation in anthropogenic areas that are part of the Permanent Protection Area

▪	Monitoring of work carried out

•	Environmental management and supervision plan

o	Environmental management and supervision must cover all phases of the project, from implementation to operations respecting the following:

▪	Monitoring, management and permanent environmental control of environmental projects, plans, programs and proposals during activities.

▪	Execution of the environmental commitments assumed in the licensing, aiming to comply with all plans, projects and programs of an environmental nature that may directly or indirectly affect and/or protect the physical, biotic and socioeconomic environments in which the enterprise will be inserted.

▪	Monitoring of vegetation removal and disposal of wood residue, which is donated to the municipality of Itinga for social works

•	Planted vegetation monitoring program

o	Target for planting 150,000 seedlings of native species, adopting procedures to ensure the conservation of Permanent Preservation Areas and Environmental Compensation areas within the Project. During the third quarter, 4,000 seedlings were planted

•	Visual monitoring program for environmental impacts and mitigation measures

o	Monitoring will include the control of revegetated and reconfigured areas that are susceptible to erosion and safety controls and other control programs

•	Specific programs for the conservation and monitoring of endangered species

o	The Fauna Rescue Program aims to prevent the mortality of local fauna and allow for them to continue to occupy the region.

•	Submission of terms of agreement for project and/or actions between the entrepreneurs and the municipalities of Itinga and Araçuaí

o	The creation of the Investment Agency (as defined below) was signed by the mayors of both municipalities

Social Programs

The Company, as part of its ESG-centric strategy of shared gains and value creation with the communities around the Project, has determined as a core social objective UN-SDG #8 of “decent work and economic growth”. The Company is committed to strengthening of the regional socioeconomic environment for the two municipalities where it operates in the Vale do Jequitinhonha. The Company has a strong working relationship with the municipalities of Itinga and Araçuaí (where the Company has activities) and their communities and conducts regular and meaningful engagement and consultation with them.

Page | 15

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Also, following the principles of UN-SDG #17 “partnership for the goals”, the Company inaugurated the independent agency for private investment promotion and economic diversification of the region (the “Investment Agency”) in partnership with the towns of Itinga and Aracuai, on the week of the 150 anniversary of the town of Aracuai.

The Investment Agency aims to transform the territory with organized activities to stimulate development, contributing to the diversification of the business environment through the attraction of investments to the two municipalities.

The first activity of the Investment Agency was successfully completed with the participation of the towns of Aracuai and Itinga at COP26 in person in Glasgow. Each town appointed a technical external representative to join the Company in Glasgow and participate in the Investment COP (sponsored by the World Climate Summit), amongst other various ESG educational seminars around the COP26

The Company has successfully obtained institutional support for this initiative from the State of Minas Gerais and its various development bodies, including the development bank of the state of Minas Gerais (“BDMG”), the secretary of special development (“SEDE”), the State investment agency (formerly “INDI”, renamed “Invest Minas”). Since May 2021 the Company has been working with TSX Advisors, a specialist consulting firm, to lead the project to structure and implement the Investment Agency. The consultant has a successful track record of executing similar projects for Brazil´s largest mining companies.

Methodological challenges to address socio-economic impact matters in a way that converges with the Company’s strategy and core business will be addressed by applying the methodology proposed by the World Bank for similar agencies globally, with the Company acting as broader development catalyst (not as principal). This workstream was divided into two stages:

•	Stage 1 is to provide the framework for the Investment Agency, including: (i) mapping and approaching stakeholders, (ii) evaluation of the region's “maturity” and “economic engagement” indices, (iii) definition of the Agency Model for the region, (iv) consolidation of governance and management models, (v) modulation of the economic sustainability plan, (v) modulation of “priority sectors” to attract investments

o	Workstreams (i), (ii), and (iii) have been completed and the remaining ones are expected by early 2022

•	Stage 2 is expected to be implemented over a twelve month period and include the following activities: (i) structuring legal constitution, building councils, and identifying independent executive leadership, (iii) elaboration of the territory value proposition to attract investments (competitive differentials), (iv) validation of “priority sectors” to attract investments, (v) execution of the first “territory promotion and facilitation activities”, and (vi) identification of additional regional sponsorship

In the fourth quarter of 2021, the Company launched a program for the adoption of two daycare centers, one in each of the municipalities where the Project is located. The goal of the program is to provide basic care needs to 494 underprivileged children over the course of a year.

In line with UN-SDG #3 (Good Health and Well Being), the Company continues to follow strict COVID-19 protocols, as previously disclosed, and no new cases were reported at the Project site during the third quarter.

Environmental Licensing and Permitting

In August 2020, the Company filed at SUPPRI (the Priority Projects Superintendence of Minas Gerais) a complementary environmental impact study and environmental mitigation plan (the “Complementary EIA/RIMA”) to the Company´s current environmental license for construction of Production Phase 1. The objective was to increase the scope area (Area Diretamente Afetada) of its current construction and installation license to include the south pit of the First Mine.

Page | 16

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

The Complementary EIA/RIMA contemplates the simultaneous mining of both north and south pits of the First Mine, potentially also supplying the spodumene ore for the first few years of Production Phase 2. The Complementary EIA/RIMA also includes a dry stacking tailings plan that separates rock waste and tailings piles in order to allow for the potential recycling of 100% of the tailings to ancillary industries, such as ceramics.

The south pit of the First Mine is being designed to have the lowest possible environmental impact and greatest socioeconomic return. The simultaneous mining of the north pit and the south pit by the Company to feed the Production Plant will allow the municipality of Araçuaí (where the south pit is located) to receive royalties from mining (“CFEM”), previously restricted to the municipality of Itinga, where the north pit is located, spreading financial prosperity to both municipalities, meeting SDG # 16 (Peace, Justice and Strong Institutions).

Concurrent environmental licensing is required for construction and installation (which comprises pre-operation and commissioning of the production plant, including pre-stripping and all mining required for commissioning). An operating license (“LO”) is required for the commercial operations, when external sales of the products are conducted.

The Company obtained the required environmental licenses for both construction (“LP”) and installation and commissioning (“LI”) of the Production Plant from the environmental authority of the State of Minas Gerais (the “LP/LI Environmental License”), the Council of Environmental Policy (Conselho Estadual de Politica Ambiental or “COPAM”) in Brazil. COPAM issued a dual LP and LI Certificate in June 2019 for a period of six years expiring on May 31, 2025. The LP/LI Environmental License permits the Company to build the First Mine and Production Plant and to install the plant, conduct trial mining, and testing of the DMS beneficiation process of spodumene ore into battery grade lithium concentrate building a reserve stockpile for future sale.

The Company's mining easement request (“Servidão Mineral”) was published in the Official Gazette of the Federal Government on July 29, 2020. This is an important step towards obtaining the operational license (licença operacional, LO) required after commissioning and ramp-up in order for the Project to enter full scale Production Phase 1. It contemplates the mining and processing activities of the First Mine.

The Company has a definitive water usage license for the construction of the Production Plant, which was granted by ANA (Agência Nacional de Águas), the Federal Government’s water agency, in February 2019. The water usage license is valid for 10 years, which is expected to be sufficient for the life-of mine (LOM) requirements for mining and product processing from Production Phase 1, as currently planned by the Company. The water usage license received should also be sufficient to process lithium ore at the planned rate of production of an expected 440,000 tonnes of lithium concentrate as well as additional production phases contemplated, subject to confirmation by feasibility studies.

Corporate Finance

•	On November 5, 2021, the Company filed a preliminary short form base shelf prospectus (the “Canadian Base Shelf”) to qualify the distribution, from time to time over a 25-month period of up to US$250 million of the Company’s debt and equity securities. The Canadian Base Shelf was filed in each province and territory of Canada, other than the Province of Quebec. The Company also filed a corresponding shelf registration statement on Form F-10 (the “U.S. Base Shelf”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Multijurisdictional Disclosure System. The Canadian Base Shelf remains subject to amendment. The U.S. Base Shelf has been filed with the SEC but has not yet become effective.

Page | 17

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	On September 13, 2021, trading of the Common Shares commenced on Nasdaq under the new ticker symbol “SGML”.

o	This U.S. listing decision followed the United States Department of State and Brazil Ministry of Mines and Energy launching the U.S. – Brazil bilateral cooperation in Critical Minerals, including lithium, adding to the Company´s current potential offtake relationships in Japan, South Korea and specialist chemical tolling partners in China

•	As at the date of this MD&A, the Company has $32.5 million (US$25.8million) in cash and cash equivalents, out of which approximately $29.7 million (US$23.6 million) is held in a construction savings account (not subject to any restrictions)

•	The Company expects to have sufficient liquidity to conduct construction activities through the first quarter of 2022 as well as to finance all of the ongoing workstreams contemplated by the Company’s strategy to accelerate the development of Production Phase 2 as described above. On February 12, 2021, it successfully completed a private placement of 9,545,455 Common Shares at a price of C$4.40 per Common Share for aggregate gross proceeds of $42 million (approximately US$33 million). The size reflected an upsizing by 40% and a 10% price increase from the original intended size and pricing announced for the private placement, due to strong institutional investor demand

•	Debt financing has been arranged with Société Generale, and is subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary drawdown conditions

New Long Term Performance Awards for the Co-CEOs (the “Co-CEOs Performance Awards”)

•	Calvyn Gardner and Ana Cabral-Gardner have never been awarded any equity compensation and have not participated in the Company’s Equity Incentive Plan to date (the “Plan”). The co-CEOs Performance Awards were created based on C-Suite compensation strategies adopted by leading companies listed in the United States in the technology and EV industries, aligning the compensation of founders and CEOs to value creation for the stakeholders of these companies in the form of share performance

•	The co-CEOs Performance Awards also introduce a clear environmental goal of net zero ahead of the United Nations Decade of Action in 2030, in the forefront of the industry

•	Calvyn Gardner and Ana Cabral-Gardner will not receive guaranteed performance compensation of any kind – neither cash bonuses nor any equity compensation that would vest simply by the passage of time

o	Instead, such compensation will be a 100% at-risk performance awards, which ensures that they will be compensated only if the Company and all of its shareholders do extraordinarily well and the Company achieves its ambitious ESG targets for the benefit of all of its stakeholders. As most of the compensation of the Company’s management and board is equity based, this also means that the co-CEO compensation is tied to the success of everyone at the Company

•	Calvyn Gardner and Ana Cabral-Gardner have successfully steered the Company through the bottom of the cycle of the lithium industry and through the COVID19 pandemic to date, while several of its peers failed

o	Calvyn Gardner has forsaken all compensation for his services to the Company during seven out of the ten years he served as CEO. Recently, during the onset of COVID19, he yet again waived his compensation during most of 2020

o	Ana Cabral-Gardner has forsaken any and all compensation for her services to the Company for six out of the seven years

Page | 18

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	Details of co-CEOs Performance Award:

o	The performance award consists of a five-year total grant of RSUs in four tranches to vest only if certain market capitalization and operational milestones are met. If none of the four milestones described below is achieved, the co-CEOs will not receive any performance compensation of any kind

o	Market Cap Milestones:

▪	From January 2021 until the date of the award the trading price of the Common Shares increased approximately 230%. But in order to meet the first milestone, the Company’s market cap must increase a further 50% from the date of the award (to $1.3 billion). In that event 500,000 restricted stock units (“RSUs”) will vest for each of them

▪	For the second milestone, the Company’s market cap must increase an additional $250 million (to $1.55 billion), an approximately 80% increase to the Company’s market cap. In that event, a further 500,000 RSUs will vest for each of them

▪	For the third milestone, the Company’s market cap must increase an additional $250 million (to $1.8 billion), an approximately 110% increase to the Company’s market cap. In that event, a further 500,000 RSUs will vest for each of them

▪	For the fourth and last milestone, the Company’s market cap must increase to $2.0 billion, which represents an approximately 130% increase to the Company’s market cap. In that event, a further 1,000,000 RSUs will vest for each of them

o	If all four milestones are achieved, a total of 2,500,000 RSUs will vest for each of the co-CEOs, corresponding to approximately 2.9% of the current issued and outstanding Common Shares.

▪	For each of the first three milestones that are achieved, the number of RSUs that will vest for each co-CEO corresponds to approximately 0.6% of the current outstanding Common Shares

Regulatory Framework Updates in Brazil

•	On October 25, 2021, decree nº 10.846/2021 was issued by the federal government of Brazil to establish the National Green Growth Program (“Programa Nacional de Crescimento Verde”). The program will be supported by the Committee on Climate Change and Green Growth to provide the technical and administrative assistance necessary for the implementation of the National Green Growth Program. The Company believes it is eligible to benefit from the National Green Growth Program

•	The National Green Growth Program’s main objectives are to:

o	Combine economic growth and development with sustainable initiatives

o	Create green jobs

o	Reduce greenhouse gas emissions, to facilitate the transition to a low-carbon economy

•	On March 21, 2021, decree nº 10.657/2021 was issued by the federal government of Brazil to streamline the overall permitting process for mining investments and projects in critical strategic minerals, including lithium (“Pro-Minerais Estrategicos”). The Company believes it is eligible to apply for this program.

•	On December 14, 2020, decree nº 10.577/2020 was issued by the federal government of Brazil, renewing until December 2030 decree nº2.413/1997, in place since 1997 (and expired on December 31, 2020) requiring lithium exporters to obtain annual authorization from the nuclear commission (CNEN - Comissão Nacional de Energia Nuclear)

o	The Company does not foresee any difficulties in obtaining annual export authorizations as a result of the magnitude of its high grade measured mineral reserves filed at the Agencia Nacional de Mineracao. Nevertheless, it met with the appropriate bodies of government at Ministry of Mines and Energy and CNEN requesting the potential elimination of the requirement to obtain these annual authorizations, streamlining the export process

Page | 19

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

o	On April 12, 2021 The Company received a formal “informative note” (Nota Informativa N.7/2021/DTTM/SGM) from the Ministry of Mines and Energy stating that it has prepared a report to CNEN suggesting possibilities for regimenting decree nº 10.577/2020 with a resolution (“Resolucao CNEN”) exempting exports

•	On November 10, 2020, the Department of State of the United States and the Ministry of Mines and Energy of Brazil announced the establishment of a U.S.-Brazil Critical Minerals Working Group to advance bilateral cooperation on critical minerals essential to both countries’ mutual security, sustainable development and future prosperity, including lithium. The working group intends to support the advancement of bilateral diplomatic engagement and technical cooperation on critical minerals, including: improving critical minerals security in the United States and Brazil, promoting economically viable mining and production streams, stimulating investments, promoting technological innovation and increasing U.S.-Brazil interconnectivity throughout supply chains for critical minerals

o	This announcement catalyzes the possibility for the Company to become a global participant in the EV supply chain, as it opens the United States market to the Company, adding to its customer base in Japan, South Korea in alliance with Mitsui´s specialist chemical tolling partners in China

Surface Rights and Other Permitting

Certain surface rights in the Production Phase 1 area, the current primary focus of the Company’s activity, are held by two companies owned by the co-CEOs of the Company, Arqueana Empreendimentos e Participações S.A. (“Arqueana”) and Miazga Participações S.A. (“Miazga”). The Company has entered into two right-of-way agreements with these companies to support its exploration and development activities within the Grota do Cirilo property, as well as with third-party surface owners in the Project area.

The Company has a mining easement (Servidão Mineral) with a total of 413.3 hectares and aims to cover the areas of waste and tailings piles, Production Plant, all access roads (internal), electrical substation, installation of fueling station and support structures. The Servidão Mineral was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the First Mine (ANM Process No. 824.692/1971).

The Company also obtained a key approval for Production Phase 2 plan with the Agência Nacional de Mineração (the “ANM”) approving its economic feasibility study (“Plano Econômico de Avaliação” - PAE). This approval advanced the Production Phase 2 permitting process to the mining concession request stage (“Requerimento de Concessão de Lavra”).

The Company holds approved economic mining plans (Plano de Aproveitamento Econômico or PAE) over the Xuxa, Barreiro, Lavra do Meio, Murial, and Maxixe deposits within the Grota do Cirilo property. The Brazilian government levies a royalty on mineral production: Compensação Financeira pela Exploração de Recursos Minerais (CFEM). Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Xuxa Project is also subject to two third-party royalties, one on the net income from sales and the other on a net smelter return (NSR), of 1% each.

Page | 20

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Lithium Industry Trends

Lithium Price and Demand Trends

Demand Outlook

Lithium’s application within end-use sectors has traditionally been restricted to technical markets (ceramics, greases, etc), where demand growth is typically aligned to GDP. Since 2010, however, lithium’s demand growth narrative has dramatically shifted toward rechargeable lithium-ion batteries. This is largely owing to structural changes in the automotive sector as manufacturers transition toward EVs. Unlike technical sectors, demand from batteries will be influenced by a combination of macroeconomics, EV policy targets, emissions mandates, and alignment with international treaties on climate change. Lithium-based batteries are expected to be key in the decarbonization of ground transport, via light and commercial vehicles.

Source: Roskill, August 2021

Strong battery demand growth allows for an increasing diversification of battery cathode chemistries requiring different lithium compounds. Use of, and substitution between, compounds is not binary, but rather dictated by the cathode composition, primarily the nickel content. Both carbonate and hydroxide demand are expected to be strong, though Roskill expects demand for hydroxide to increase at a faster rate than carbonate over the outlook period (17% vs 26% CAGR between 2021-2031, respectively) owing to an increasing uptake of high nickel chemistries forecast post-2025.

Page | 21

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Source: Roskill, August 2021

Supply Outlook

Historically, the majority of refined supply has originated from brine operations. However, the previous decade has seen the rise of mineral conversion from hard rock mines which have accounted for over half of global refined supply since the mid-2010s. This growth trend is forecast to continue throughout the 2020s largely owing to shorter construction timelines for both hard rock mines (2-3yrs in Australia) and mineral conversion capacity growth (1.5-2yrs within China) compared to that of greenfield brine projects (+3yrs in South America). This will, in turn, require significantly larger quantities of spodumene concentrate feedstock to match the growth in mineral conversion capacity. Supply from additional projects outside of Roskill’s base-case are considered most likely to come online in the latter half of the decade. These could provide an additional 253kt LCE supply by 2031, after considering construction and ramp-up delays.

Source: Roskill, August 2021

Notes: 1 – Additional projects adjusted for development probability

Page | 22

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Geographically refined lithium production is highly concentrated within China and South America. Major Chinese producers have invested heavily in expanding capacity since 2015. This has primarily been in the form of mineral conversion plants utilizing spodumene concentrate feedstock from Australia. China’s lower cost of capital and process technology competencies are expected to continue to incentivise future investment in additional capacity domestically. By 2031, Roskill forecast 54% of the growth in global supply to come from Chinese operations, with Australian supply accounting for 18%.

Source: Roskill, August 2021

Notes: 1 – CAGR expressed as 2021-2031 for Australia and additional new projects (adjusted for development probability)

Price Outlook

In 2020, the COVID-19 pandemic brought significant uncertainty for global economic activity. With the disruption came large scale fiscal stimulus by the European Commission and EU member states directed to the automotive industry with the intention to continue the transition to a “green economy”. This support propelled demand for EVs across Europe and resulted in Y-o-Y demand growth for refined lithium products. Policy and emissions reduction frameworks are expected, such as China’s pledge to reach carbon neutrality by 2060 with emissions peaking by the end of 2030, alongside a post-COVID-19 global economic recovery to continue to drive automotive electrification into the 2030s.

Source: Roskill, August 2021

Notes: 1 – Real prices adjusted to constant 2021 US dollars using United States GDP deflator data from the Federal Reserve and the International

Monetary Fund's World Economic Outlook Database

Page | 23

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

2 – Contract Asia battery-grade hydroxide expressed on CIF Asia terms; Arm’s length spodumene concentrate expressed on CIF China terms

Over the 2021-2031 outlook horizon, Roskill forecasts real 2021 US dollar average prices for spodumene concentrate and lithium hydroxide of US$712/t and US$14,834/t, respectively. Spodumene feedstock for mineral conversion is forecast to be sufficient until 2028 should all new projects globally come online, though this is not guaranteed. Battery-grade compound supply shortfalls are expected to reach 1.7Mt LCE by 2031, with quality certification for new supply exacerbating entry timelines into top tier cell maker supply chains. Forecast supply shortages, marginal costs of production of US$5,000-11,000/t LCE, and incentive prices (where approximately 40% of identified new capacity requires >US$10,000/t) through to 2031, are expected to drive the forecast price trend. Demand-side dynamics will likely see increasingly strict requirements on refined product quality, with tier one cell makers driving this trend. A finite number of refined producers currently certified will be able to fulfil these needs moving forward. Future prices, however, will not be solely dependent on supply and demand balances. External market factors also pose significant risks to the forecast price trends.

Source: Roskill, August 2021

Page | 24

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Selected Quarterly Information

Selected quarterly financial information is presented as follows:

	2021		2020				2019
	Q3(8)	Q2(7)	Q1(6)	Q4(5)	Q3(4)	Q2(3)	Q1(2)	Q4(1)
	$	$	$	$	$	$	$	$
Total sales	-	-	-	-	-	-	-	-
Net loss	10,910,032	1,019,116	6,375,154	927,863	329,727	141,595	149,006	219,570
Net loss per share(9)	0.12	0.01	0.08	0.02	0.00	0.00	0.00	0.00

(1) The net loss for the three months ended December 31, 2019 of $219,570 resulted from (i) general and administrative expenses of $195,483 (including stock-based compensation of ($20,715); (ii) accretion and interest on note payable of $82,370; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $225,127; (iv) a foreign exchange gain of $302,830; and (v) depreciation of $19,630.

(2) The net loss for the three months ended March 31, 2020 of $263,138 resulted from (i) general and administrative expenses of $425,041 (including stock-based compensation of $124,270); (ii) accretion and interest on note payable of $86,541; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $34,775; (iv) a foreign exchange gain of $300,384; and (v) depreciation of $17,165.

(3) The net loss for the three months ended June 30, 2020 of $141,595 resulted from (i) general and administrative expenses of $445,626 (including stock-based compensation of $87,079); (ii) accretion and interest on note payable of $79,919; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $22,335; (iv) fair value adjustment loss on note payable of $124,109; (v) a foreign exchange gain of $544,846; and (vi) depreciation of $14,452.

(4) The net loss for the three months ended September 30, 2020 of $329,727 resulted from (i) general and administrative expenses of $330,834 (including stock-based compensation of $67,646); (ii) accretion and interest on note payable of $51,547; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $87,787; (iv) fair value adjustment gain on note payable of $39,029; (v) a foreign exchange gain of $115,307; and (vi) depreciation of $13,895.

(5) The net loss for the three months ended December 31, 2020 of $927,863 resulted from (i) general and administrative expenses of $365,375 (including stock-based compensation of $65,976); (ii) accretion and interest on note payable of $48,301; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of ($335); (iv) a foreign exchange loss of $500,887; and (v) depreciation of $13,635.

(6) The net loss for the three months ended March 31, 2021 of $6,375,154 resulted from (i) general and administrative expenses of $6,092,243 (including stock-based compensation of $5,451,016); (ii) accretion and interest on note payable of $37,822; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $67,929; (iv) a foreign exchange loss of $163,814; and (v) depreciation of $13,346.

(7) The net loss for the three months ended June 30, 2021 of $1,019,116 resulted from (i) general and administrative expenses of $855,184 (including stock-based compensation of $60,136); (ii) accretion and interest on note payable of $5,460; (iii) interest on amounts drawn on a credit facility of $57,732; (iv) a foreign exchange loss of $87,011; and (v) depreciation of $13,729.

(8) The net loss for the three months ended September 30, 2021 of $10,910,032 resulted from (i) general and administrative expenses of $11,150,053 (including stock-based compensation of $10,085,055); (ii) accretion and interest on note payable of $5,823; (iii) interest on amounts drawn on a credit facility of $19,479; (iv) a foreign exchange gain of $279,968; and (v) depreciation of $14,645.

(9) Per share amounts are rounded to the nearest cent. Aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Page | 25

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Financial Performance

Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020

The following table summarizes the items that resulted in the loss increase for the three months ended September 30, 2021 compared to the three months ended September 30, 2020:

	Three months ended September 30
	2021	2020	Change
	$	$	$
General and administrative expenses	1,064,998	263,188	801,810
Stock-based compensation	10,085,055	67,646	10,017,409
Total G&A	11,150,053	330,834	10,819,219
Accretion and interest on note payable	5,823	51,547	(45,724)
Interest on amounts drawn on a credit facility	19,479	87,787	(68,308)
Fair value adjustment on note payable	-	(39,029)	39,029
Foreign exchange loss / (gain)	(279,968)	(115,307)	(164,661)
Depreciation	14,645	13,895	750
Net loss	10,910,032	329,727	10,580,305

The Company’s net loss totaled $10,910,032 in the three months ended September 30, 2021, with basic and diluted loss per share of $0.12. This compares with a net loss of $329,727 with basic and diluted loss per share of $0.00 for the three months ended September 30, 2020. The increase in net loss of $10,580,305 principally resulted from:

•	An increase of $10,819,219 in general and administrative expenses due to the grant of 739,000 fully vested RSUs to directors of the Company on September 3, 2021; the grant of an aggregate 5,000,000 RSUs to the CO-CEOs of the Company on September 8, 2021 which will vest in four tranches upon the achievement of specified market capitalization targets; the grant of an aggregate 1,000,000 RSUs to the CO-CEOs of the Company on September 8, 2021 which will vest upon successful execution of a net zero plan; officers’ salaries that were reduced by 50% during the pandemic having been restored to their original levels; additional personnel, and COVID-19 donations

•	An increase of $164,661 in foreign exchange variation. This foreign exchange variation was mainly the result of a depreciation of the Brazilian Real to the Canadian dollar and United States dollar in the three months ended September 2020.

Page | 26

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

The following table summarizes the items that resulted in the loss increase for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:

	Nine months ended September 30
	2021	2020	Change
	$	$	$
General and administrative expenses	2,501,273	922,506	1,578,767
Stock-based compensation	15,596,207	278,995	15,317,212
Total G&A	18,097,480	1,201,501	16,895,979
Accretion and interest on note payable	49,105	218,007	(168,902)
Interest on amounts drawn on a credit facility	145,140	144,897	243
Fair value adjustment on note payable	-	(29,052)	29,052
Foreign exchange loss / (gain)	(29,143)	(960,537)	931,394
Depreciation	41,720	45,512	(3,792)
Net loss	18,304,302	620,328	17,683,974

The Company’s net loss totaled $18,304,302 in the first nine months of 2021, with basic and diluted loss per share of $0.21. This compares with a net loss of $620,328 with basic and diluted loss per share of $0.01 for the first nine months of 2020. The increase in net loss of $17,683,974 principally resulted from:

•	An increase of $15,317,212 in stock-based compensation, resulting mainly from 8,120,333 RSUs granted to key employees, directors and designated service providers of the Company, of which an aggregate of 6,000,000 RSUs awarded to the Co-CEOs will vest subject to the achievement of the specified targets described above. An increase of $1,578,767 in general and administrative expenses due to the increase activities in the first nine months of 2021, comprised of officers’ salaries that were reduced by 50% during the pandemic have been restored to their original levels , additional personnel, audit fees, marketing activities and COVID-19 donations.

•	An increase of $931,394 in foreign exchange variation. This foreign exchange variation was mainly the result of an appreciation of the Brazilian Real to the Canadian dollar and United States dollar in the first nine months of 2020

Page | 27

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Cash Flow

Cash flow highlights	Nine months ended September 30
	2021	2020	Change
	$	$	$
Cash (used in) operating activities	(3,119,282)	(1,118,304)	(1,994,226)
Cash (used in) investing activities	(9,993,970)	(869,416)	(9,131,306)
Cash provided by financing activities	34,862,275	17,912,564	16,949,711
Effect of foreign exchange on cash	194,782	43,473	151,309
Change in cash and cash equivalents	21,943,805	15,968,317	5,975,488
Cash and cash equivalents - beginning of the period	13,543,024	103,640	13,439,387
Cash and cash equivalents - end of the period	35,486,829	16,071,957	19,414,872

As at September 30, 2021, the Company had cash and cash equivalents of $35,486,829 and working capital of $33,728,969, compared to cash and cash equivalents of $16,071,957 and working capital of $8,634,003 as at September 30, 2020.

On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 Common Shares at a price of $4.40 per share for aggregate gross proceeds of $42 million. In connection with such offering, the Company paid aggregate placement agent fees of $2.6 million and issued 562,860 Common Share purchase warrants (having an exercise price of $4.40 per share and exercisable until February 12, 2022) to a consortium of financial advisors. In connection with this offering, A10 Group, a related party who was part of such consortium, received $2,344,584 of such placement agent fees and 532,860 of such warrants.

During the nine months ended September 30, 2021, the Company repaid $1,875,576 of notes payable, $20,345 in accounts payable and other liabilities, $2,755,906 of a credit facility provided by A10 Group (the “A10 Credit Facility”) and invested $10,000,727, being $6,747,715 in exploration and evaluation assets and $3,253,007 in property, plant and equipment.

Liquidity and Capital Resources

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, especially general and administrative expenses.

The Company’s use of cash is currently, and is expected to continue to be, focused on funding its general corporate expenditures and the development of the Project.

As at the date of this MD&A, the Company has $32.5 million (US$25.8 million) in cash and cash equivalents, which compares to the $35.5 million (US$28 million) as at the nine months ended September 30, 2021. The cash and cash equivalent reduction of $3 million (US$2.1 million) is mainly related to earth works activities of $199,000 (US$160,000), drilling activities of $260,000 (US$209,000), project development of $364,000 (US$293,000), engineering activities of $977,000 (US$785,000), salaries of $381,000 (US$306,000), environmental activities of $89,000 (US$72,000), other expenses of $368,000 (US$ 296,000) and $335,000 of foreign exchange loss over the US$23.6 million savings account.

Page | 28

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

The Company’s total current liabilities of $2,673,676 as at September 30, 2021 consist mostly of amounts with related parties, including (i) the current portion and accrued interest of a note payable in the amount of $268,855; (ii) the current portion of lease liabilities of $27,572. The Company’s liabilities as at September 30, 2021 also included accounts payable to suppliers of $2,023,166.

On August 30, 2021, the Company repaid the total owing amount of $1,425,317 (US$1,126,601) to A10 Group,

The Company’s shareholders’ equity as at September 30, 2021, was $59,641,27, as a result of share capital of $92,646,319, contributed surplus of $21,896,165, accumulated other comprehensive loss of $3,370,543 and a deficit of $51,530,694.

As a result of completion of its private placement offering in February 2021 (thereby obtaining the required equity component of financing) and assuming the completion of the debt financing contemplated in the Company’s agreement with Société Générale (which is subject to completion of due diligence, credit approval, the negotiation of definitive documentation, and other customary drawdown conditions), the development of Production Phase 1 of the Project would be fully funded to construction completion. However, further financing would be required to continue to develop the Company’s other deposits at the Project and its additional properties. See “Risk Factors”.

Related Party Transactions

The company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços Especializados em Avaliação de Empresas Ltda. and A10 Investimentos Ltda., both companies are owned by one Co-CEO and one director of the Company.
Miazga	Miazga Participações S.A (“Miazga”) is a land administration company, in which two Co-CEOs of the Company have an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. (“Arqueana”) is a land administration company, in which two Co-CEOs of the Company have an indirect economic interest.
Key management personnel	Includes the directors of the Company, executive management team and senior management at SMSA.

a)	Transactions with related parties

Cost sharing agreement (“CSA”): The Company entered in a CSA with A10 Group where A10 Group is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Revolving credit facility: The Company entered in a revolving credit facility agreement with A10 Group which allows the Company to raise short-term financing debt increasing its liquidity.

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana. Part of these leases get offset by the prepaid land lease.

Page | 29

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Share purchase agreement (“SPA”): The Company owes a note payable related to the SPA with Arqueana.

Commission fees: The Company entered into an agreement with A10 Group for acting as one of the Company’s financial advisors to locate equity investors in non-brokered private placements. The Company paid finders’ fee of up to 6% of the gross proceeds received from these investors.

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All of the related party transactions have been reviewed and approved by the independent directors of the Company.

b)	Outstanding balances and expenses with related parties

	2021			2020
	September 30,		Nine Months Ended September 30,	December 31,		Nine Months Ended September 30,
	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments	Pre-payments	Accounts Payable/ Debt	Expenses/ Payments
	$	$	$	$	$	$
A10 Group
CSA	-	-	120,639	-	-	86,992
Revolving credit facility	-	-	(2,683,880)	-	2,683,880	167,630
Commission fees	-	-	(3,171,168)	-	-	(948,573)

Miazga
Lease agreements	-	78,069	37,127	-	82,514	49,279
Prepaid land lease offset	108,330	-	8,699	123,153

Arqueana
Lease agreements	-	169,762	18,041	-	169,685	20,212
SPA	-	268,855	(1,935,190)	-	2,204,045	(1,025,952)
Management and Directors
Travel costs Reimbursement	-	-	-	-	72,127	-

Risk Factors

The Company is subject to numerous risk factors at any given time (many of which are beyond its control) which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. The following are risk factors that the Company’s management believes are most important. The below described risks is not an exhaustive description of all risks.

Page | 30

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Risks Related to Resource Development

Development of the Project

The Company’s business strategy depends in large part on developing the Project into a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The development of the Project is subject to the Company securing the necessary funding and other resources and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project into a commercial mining operation.

Market Prices

Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with end-users or intermediaries. In addition, there are a limited number of producers of lithium compounds, and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Other factors, such as supply and demand of lithium-based end-products (such as lithium hydroxide), pricing characteristics of alternative sources of energy, industrial disruption and actual lithium market sale prices, could have an adverse impact on the market price of lithium and as such render the Project uneconomic. There can be no assurance that such prices will remain at current levels or that such prices will improve.

Growth of Market for Lithium-Ion Batteries

The success of the Company and our ability to develop lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries. The market for EV and other large format batteries currently has limited market share and no assurance can be given that it will develop further (or at what rate this market will develop, if at all). To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long- term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project and its potential commercial viability.

Achieving and Managing Growth

The Project is at development stage and will require a substantial increase in skilled personnel and operational support as the Project transitions to a more advanced development and then operating stage. The Company’s ability to succeed in progressing through development to commercial operations will depend on a number of factors, including management’s ability to manage this transition, the availability of working capital, and the ability to recruit and train additional qualified personnel (and, where appropriate, to engage third party contractors with qualified personnel).

Risks Relating to Operating in Brazil

Investments in emerging markets like Brazil generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments and exposes the Company to heightened risks related to prevailing and changing political and socioeconomic conditions. Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Project.

Page | 31

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following, and the Brazilian federal government’s actions, or failure to act, in response to them:

•	currency depreciations and other exchange rate movements

•	monetary policies

•	inflation rate fluctuations

•	economic and social instability

•	environmental regulation

•	energy shortages or changes in energy prices

•	interest rates

•	disasters at third party mineral projects

•	corruption or political scandal

•	exchange rate controls and restrictions on remittances abroad

•	liquidity of the domestic capital and lending markets

•	tax policy, including international tax treaties

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

The Brazilian government has frequently implemented changes to tax laws, tax treaties and other regulations, including modifications to tax rates. Any such changes, as well as changes in the interpretation of such tax laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

Political instability or changes in government policy (which may be arbitrary) may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labour relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies cannot be ruled out.

Brazil’s long-term foreign and local currency debt is rated sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by the various rating agencies in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and/or raise the cost of funding for the Company. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil.

Page | 32

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

Brazilian markets have historically experienced heightened volatility due to the uncertainties generated by corruption and bribery allegations and investigations of certain senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil. In addition, certain media posts and reports of corruption, or allegations of corruption, in Brazil may have an adverse effect on the public perception and reputation of Brazilian companies and may adversely affect the trading price of the Common Shares. The Company’s value and share price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions, including Canada and Brazil. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Governmental and Regulatory Requirements

Government approvals and permits are required in connection with the Company’s activities. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration, development or operational activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing development or operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in the development of the Project.

In Brazil, the ANM regulates the conduct of exploration, development and mining operations. The ANM requires: (i) certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), (ii) certain royalty payments to be made to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and (ii) royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially in the future.

Page | 33

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of at least one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

Tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, have resulted in (and could in the future result in further) increased requirements, delays in licensing and other material consequences to all mining companies, even if the circumstances of the Project or the Company’s development and operational methodologies are significantly different then such other companies and projects.

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in connection with some existing mineral rights, and an increase in expenses, particularly mining royalties, taxes and fees.

The Company’s operations are also subject to Brazilian regulations pertaining to the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control, and various other Brazilian regulatory frameworks.

Environmental Regulation

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may have been caused by previous owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding, but rather the aggrieved party may choose to sue only one of the polluting agents to redress damages.

Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one proceeding does not necessarily preclude the finding of liability in other proceedings. Accordingly, in respect of environmental compliance matters, there could be unexpected interruptions to operations, fines, or penalties as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on the Company’s operations. Municipal, state and federal governments may revise and impose stricter environmental regulations in the future. There can be no assurance that environmental regulation will not adversely affect development or operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Page | 34

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Climate Change Considerations

Climate change is increasingly perceived as a broad societal and community concern. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

No Production Experience

The Company does not have any experience in the construction and operation of a mine, processing plants and related infrastructure, as it has not previously been involved in the development of a mining project. Although certain of its officers, directors and consultants have such experience, the Company itself does not have any experience in taking a mining project to production. As a result, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine.

Uncertainty Relating to Future Production Estimates

The Company has prepared estimates and projections of future production for the Project. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. The economic analysis for the Project is based in part on achieving at least the contemplated minimum operating and production levels.

Delays and Construction Cost Overruns

It is common in new mining operations to experience unexpected costs and cost overruns, problems and delays during construction, development and mine start-up. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and challenges in obtaining financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions. Accordingly, the Company’s activities may not result in profitable mining operations at its mineral properties, including the Project.

Capital and Operating Cost Estimates

Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates, and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; lower realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures; and interest and currency exchange rates.

Page | 35

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Operational Risks

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involves a high degree of risk. Operations can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, work interruptions, fires, power outages, shutdowns due to equipment breakdown or failure, unexpected maintenance and replacement expenditures, human error, labour disputes, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain or properly maintain adequate machinery, equipment or labour. The Company expects to rely on third-party owned infrastructure in order to develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks (in particular, risks related to operational and environmental incidents) may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition. Losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure

There can be no assurance the Company’s property mineral tenure interests, or that such title interests will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

While the Company has the surface rights (“Servidão Mineral”) for Production Phase 1, as described above, there can be no assurance that the Company will obtain such rights for Production Phase 2 or thereafter.

Highly Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, as well as technical and operational resources. Competition is also intense for mining equipment, supplies and qualified service providers, particularly in Brazil where mining personnel are in high demand and short supply. If qualified expertise cannot be sourced and at cost effective rates within Brazil, the Company may need to procure those services outside of Brazil, which could result in additional delays and higher costs to obtain work permits, particularly during the COVID-19 pandemic. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities. As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Page | 36

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Health and Safety Risks

The mineral exploration, development and production business carries inherent risk of liability related to worker and surrounding population health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business, and will continue to remain material at all stages of the development and operation of the Project. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on development or operations and result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resource and Mineral Reserve Estimates

The Company’s mineral resource and mineral reserve estimates are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever be mined or processed profitably. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their feasibility and prospects for economic extraction. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources that are in the Inferred category are even more risky. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to any other category of Mineral Resource. There is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category.

Page | 37

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Community Relations

The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities due to events that happened with other companies in the recent past. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development of the Project. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects, in some cases causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Project may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Counterparty Risks

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that are expected to have payables to the Company; (iii) third party contractors engaged for the development of the Project; (iv) the Company’s insurance providers; and (v) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and generally monitoring the financial condition of counterparties. The risks associated with doing business with several counterparties, including any defaults or other breaches of any agreements entered into by the Company with such counterparties, may impact the Company’s operations and financial condition.

Foreign Subsidiary

The Company conducts operations through subsidiaries, including a foreign subsidiary located in Brazil. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Dependence on the Expertise of Consultants

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

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Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Risks Related to the Company’s Business and Securities

Public Health Crises

The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID-19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada, the United States and Brazil, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition.  The full extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments that are highly uncertain and will depend on numerous evolving factors that the Company may not be able to accurately predict or assess, including, but not limited to the duration, severity, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe, and the continued governmental, business and individual actions taken in response to the pandemic. Moreover, the actual and threatened continue or spread of COVID-19, especially in Brazil, could materially and adversely impact the Company’s business, including without limitation on the regional economies in which the Company operates, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, quarantine, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and stock price.

Government efforts to curtail the spread of COVID-19 may also result in temporary or long-term suspensions or shut-downs of the Company’s operations. Given the unforeseen conditions resulting from the ongoing evolution of the COVID-19 pandemic and its global impact, there can be no assurance that the Company’s future response and business continuity plans will continue to be effective in managing the pandemic and changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations. Travel restrictions to and from Brazil, currently implemented by governments, as well as quarantine, isolation and physical distancing requirements during this period, may have a negative impact on workforce mobility. Further, the protective measures implemented by the Company may cause higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining development, could have a material adverse effect on the Company’s business and financial conditions.

In addition, the outbreak has caused a worldwide health crisis that has adversely affected economies and financial markets resulting in a global economic downturn that has impacted lithium markets and, therefore, been negative for lithium mining companies.

Risk of Future Losses and Going Concern

The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the nine months ended September 30, 2021 and for the year ended December 31, 2020. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on obtaining additional debt financing to fund long-term expenditures related to the construction of the Production plant. Such expenditures were not yet committed as at September 30, 2021. The Company expects to continue to sustain operating losses in the future until it generates revenue from the commercial production of its mineral properties. There is no guarantee that the Company will ever be profitable.

Page | 39

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to meet the Company’s capital requirements. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition. A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. In addition, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional Common Shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments and which may be secured against the Company’s assets, including the Project. Failure to meet debt obligations as they become due may result in loss of the Project. The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of lithium. The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

No History of Dividends

The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors, including the Company’s operating results, financial condition and anticipated cash needs. The Company may never pay dividends.

Dependence on Key Individuals

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Page | 40

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Fluctuations in Exchange Rates; Potential Government Intervention

Business is transacted by the Company primarily in Brazilian, U.S. and Canadian currencies. The majority of the Project’s operating costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for product are denominated in U.S. dollars. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business and is therefore exposed to currency fluctuation risks.

Currently, the Brazilian Real is permitted to float against the US Dollar and allows the purchase and sale of foreign currency and the international transfer of Reais There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise.

Legal Proceedings

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of Interest for Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

Share Price Volatility

The market price of publicly traded shares, especially of a resource issuer such as the Company, is affected by many variables outside of the Company’s control and are not necessarily related to exploration or operational successes or failures of the Company. Factors such as general market conditions for resource issuers, the strength of the economy generally, the availability and attractiveness of alternative investments, and analysts’ recommendations may all contribute to volatility in the price of the Company’s shares, which are not necessarily related to the operating performance, underlying asset values or prospects of the Company. Investors could suffer significant losses if the Common Shares are depressed or illiquid when an investor seeks liquidity.

Page | 41

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Significant Shareholder Influence

To the Company’s knowledge, as of the date hereof, A10 Investimentos FIA - IE (“A10 FIA”) holds approximately 55.5% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 FIA may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, A10 FIA has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. A10 FIA generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of A10 FIA may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders. The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that A10 FIA may sell Common Shares in the public market, as well as any actual sales of Common Shares in the public market, could adversely affect the market price of the Common Shares.

Enforcement of Judgments

The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce judgments against the Company and its directors and officers outside of Canada which may have been obtained in Canadian courts or (ii) initiate court action outside Canada against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise.

In addition, in the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts. The Company's ability to enforce its rights in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Cyber-Security Risks

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

Critical Accounting Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Page | 42

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Critical accounting judgments and estimates:

Significant judgment and assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	Management’s assessment of going concern and uncertainties of the Company’s ability to raise additional capital and/or obtain financing to advance the Project

•	Management’s applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Reais, based on the facts and circumstances that existed during the period

•	Management’s determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period

•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss

•	Management’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 Impairment of assets requires management to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Management’s assessment is that as at September 30, 2021 and December 31, 2020, there were no indicators of impairment in the carrying value of its long-lived assets

Adoption of a new accounting policy

Property, plant, and equipment

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in- progress includes its implied purchase price or cost transferred from Exploration and Evaluation assets and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until when the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

Page | 43

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Off-Balance-Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Outstanding Share Data

As at the date of this MD&A, the Company has 87,368,212 issued and outstanding Common Shares. In addition, the Company has outstanding warrants exercisable for 532,860 Common Shares; RSUs for 8,797,667 Common Shares (of which an aggregate 5,000,000 RSUs to the CO-CEOs of the Company will vest in four tranches upon the achievement of specified market capitalization targets and the grant of an aggregate 1,000,000 RSUs to the CO-CEOs of the Company will vest upon successful execution of a net zero plan); and stock options exercisable for 50,000 Common Shares.

Capital Management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve its ongoing business objectives, including funding future growth opportunities, and pursuing accretive acquisitions

•	To maximize shareholder returns through enhancing its share value

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at September 30, 2021 totaled $59,641,247 (December 31, 2020 - $21,757,348). The Company’s capital management objectives, policies and processes remained unchanged during the nine months ended September 30, 2021.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures, and other investing and financing initiatives based on activities related to the Project.

Financial Risk Factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts receivable, accounts payable, note payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to receivables.

Receivables consist of amounts due from management, related parties and ITC tax credits. Receivables are in good standing as of September 30, 2021. Management believes that the credit risk with respect to these amounts receivable is minimal.

Page | 44

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company’s financial obligations consist of accounts payable, contractual lease payments, revolving credit facility and note payable. The maturity analysis of financial liabilities as at September 30, 2021 is as follows:

Contractual Obligations	Up to 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
	($)	($)	($)	($)	($)
Accounts payable	2,023,166	-	-	-	2,023,166
Discounted lease payments	27,572	49,398	46,841	124,023	247,834
Note payable	268,855	-	-	-	268,855

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company's current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at September 30, 2021, the Company has $35,486,829 as cash and cash equivalents.

The Company also had debt instruments. The debt instruments as at September 30, 2021 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company's functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	Currency	September 30, 2021	December 31, 2020
(SMSA’s financial statements denominated in Brazilian Reais):
Brazilian Reais
Current assets	Reais	1,660,623	1,169,783
Current liabilities	Reais	(3,885,998)	(3,589,600)
(Company's financial statements denominated in US Dollars):
United States Dollar
Cash in banks	USD	$27,835,592	$10,613,332

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Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Reais and US dollars

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s P&L (“Comprehensive Loss Statement”) by approximately $52,000 with all other variables held constant

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s P&L (“Comprehensive Loss Statement”) by approximately $3,527,000 with all other variables held constant

Proposed Transactions

The Company routinely evaluates various business development opportunities which could entail acquisitions and/or divestitures. In this regard, the Company is currently in discussions with various parties, but no definitive agreements respecting any proposed transactions have been entered into as of the date of this MD&A. There can be no assurances that any such transactions will be concluded in the future.

Additional Disclosure for Venture Issuers Without Significant Revenue

General and administrative expenditures

Nine Months Ended September 30,	2021	2020
Stock-based compensation	$15,596,207	$278,995
Salaries and benefits	647,553	227,226
Legal	136,298	21,637
Travel	35,641	44,413
Professional fees	186,358	36,376
A10 - CSA	116,729	86,992
Business development and investor relations	543,207	229,611
Accounting	76,287	60,669
Auditing	371,632	78,157
Interest and Tax	68,452	-
Donation to help fighting COVID-19	46,073	-
Other general and administration	273,044	137,425
Total general and administrative expenditures	$18,097,480	$1,201,501

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Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Outlook

Although there can be no assurance that all required funding will be available to the Company, management is of the opinion that the lithium price will be favorable and that the Company will be a low-cost producer and hence it may be possible to obtain additional funding for the Project.

Notwithstanding, the Company is mindful that the lithium price could fall with little or no warning. Accordingly, its plans for the near term are to develop Production Phase 1 (Xuxa deposit), advance the exploration and evaluation of Production Phase 2 (Barreiro deposits), to monitor market fundamentals, and to ensure that the Company is well positioned to weather any possible resurgence of a market downturn. See “Risk Factors”.

Qualified Person

The scientific and technical information in this MD&A has been reviewed and approved by Marc-Antoine Laporte, of SGS Geological Services, an independent qualified person for purposes of NI 43-101.

Cautionary Note Regarding Forward-Looking Information

Certain information and statements in this MD&A may constitute “forward looking information” within the meaning of Canadian securities legislation and “forward looking statements” within the meaning of U.S. securities legislation (collectively, “Forward Looking Information”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward Looking Information. All statements, other than statements of historical fact, may be Forward Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Project; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and anticipated trends post-COVID-19 pandemic and the ongoing uncertainties and effects in respect of the COVID-19 pandemic.

Page | 47

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Forward Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward Looking Information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward Looking Information. With respect to the Forward Looking Information, the Company has made assumptions regarding, among other things:

•	General economic and political conditions

•	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates

•	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations

•	Anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic

•	Demand for lithium, including that such demand is supported by growth in the electric vehicle (“EV”) market

•	Estimates of, and changes to, the market prices for lithium

•	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry

•	The Company’s market position and future financial and operating performance

•	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves

•	Anticipated timing and results of exploration, development and construction activities

•	Reliability of technical data

•	The Company’s ability to develop and achieve production at the Project

•	The Company’s ability to obtain financing on satisfactory terms to develop the Project

•	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project

•	The timing and possible outcome of regulatory and permitting matters for the Project

•	The exploration, development, construction and operational costs for the Project

•	The accuracy of budget, construction and operations estimates for the Project

•	Successful negotiation of definitive commercial agreements, including off-take agreements for the Project

•	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Page | 48

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

The Company’s actual results could differ materially from those anticipated in any Forward Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

•	The Company may not develop the Project into a commercial mining operation

•	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve

•	The market for EVs and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations

•	Changes in technology or other developments could result in preferences for substitute products

•	New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices

•	The Project is at development stage and the Company’s ability to succeed in progressing through development to commercial operations will depend on a number of factors, some of which may be outside its control

•	The Company’s financial condition, operations and results of any future operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil

•	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of any future operations and financial condition

•	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities

•	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations

•	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and future operations

•	As the Company does not have any experience in the construction and operation of a mine, processing plants and related infrastructure, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine

•	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved

•	The Company may experience unexpected costs and cost overruns, problems and delays during construction, development, mine start-up and operations for reasons outside of the Company’s control, which have the potential to materially affect its ability to fully fund required expenditures and/or production or, alternatively, may require the Company to consider less attractive financing solutions

•	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control

•	The Company’s operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties

•	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects

•	The Company is subject to risks associated with securing title and property interests

•	The Company is subject to strong competition in Brazil and in the global mining industry

•	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters, which could result in consequences material to its business and operations

Page | 49

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit

•	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations

•	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition

•	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently

•	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise

•	The current COVID-19 pandemic could have a material adverse effect on the Company’s business, operations, financial condition and stock price

•	If the Company is unable to ultimately generate sufficient revenues to become profitable and have positive cash flows, it could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business

•	The Company is subject to liquidity risk and therefore may have to include a “going concern” note in its financial statements

•	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future

•	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants

•	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future

•	The Company will incur increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq Capital Market (“Nasdaq”), and its management will be required to devote further substantial time to United States public company compliance efforts

•	If the Company does not maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC, the Company will have to report a material weakness and disclose that the Company has not maintained appropriate internal controls over financial reporting

•	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders

•	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success

•	The Company is subject to currency fluctuation risks

•	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects

•	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest

Page | 50

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

•	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result

•	If securities or industry analysts do not publish research or reports about the Company’s business, or if they downgrade the Common Shares, the price of the Common Shares could decline

•	The Company will have broad discretion over the use of the net proceeds from offerings of its securities

•	There is no guarantee that the Common Shares will earn any positive return in the short term or long term

•	The Company has a major shareholder which owns 55.5% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares

•	As the Company is a Canadian corporation but most of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States

•	The Company is governed by the corporate and securities laws of the Province of British Columbia and of Canada, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws

•	The Company is subject to risks associated with its information technology systems and cyber-security

•	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares

Readers are cautioned that the foregoing lists of assumptions and risks is not exhaustive. The Forward Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual and interim MD&A, which are available on SEDAR at www.sedar.com.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

Technical disclosure regarding the Company’s properties included in this MD&A has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Page | 51

Sigma Lithium Corporation

Interim Quarterly Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2021

Discussion dated: November 16, 2021

Under the SEC rules regarding disclosure of technical information, the definitions of “proven mineral reserves” and “probable mineral reserves” are substantially similar to the corresponding CIM Definition Standards, and the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards. However, there are still differences in the definitions and standards under the SEC rules and the CIM Definition Standards. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC rules.

Page | 52